Exhibit 99.5

AMENDING AGREEMENT NO. 2

THIS AGREEMENT is dated as of the     10th day of September, 2014

B E T W E E N:

SILVER WHEATON (CAYMANS) LTD., a company existing under the laws of the Cayman Islands

(“Silver Wheaton”)

     OF THE FIRST PART

AND:

HUDBAY (BVI) INC., a company existing under the laws of the British Virgin Islands

(the “Supplier”)

OF THE SECOND PART

A N D:

HUDBAY MINERALS INC., a company existing under the federal laws of Canada

(“Parent Company”)

       OF THE THIRD PART

WITNESS THAT:

A.                                                                                    WHEREAS Silver Wheaton, the Supplier and the Parent Company (collectively, the “Parties”) entered into the Amended and Restated Precious Metals Purchase Agreement dated November 4, 2013 (the “PMPA”), as amended June 2, 2014, pursuant to which the Supplier agreed to sell to Silver Wheaton, and Silver Wheaton agreed to purchase from the Supplier, an amount of Refined Silver equal to the Payable Silver and an amount of Refined Gold equal to the Payable Gold, subject to and in accordance with the terms and conditions of the PMPA.

B.                                                                                    AND WHEREAS the Parties wish to amend the PMPA in accordance with the terms and conditions of this Agreement.

C.                                                                                    AND WHEREAS capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the PMPA.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

1.                                      Amendments. The PMPA is hereby amended as follows, with effect as of the date hereof:

(a)                                 The following definitions are added to Section 1.1 in alphabetical order:

“Gold Deposit Cash Closing Date” shall have the meaning set out in Section 3.8(b).

“Gold Deposit Shares Closing Date” shall have the meaning set out in Section 3.8(c).

“Gold Deposit Payment Notification” shall have the meaning set out in Section 3.8(a).

“Gold Deposit Payment Shares Transfer Strategy” means any strategy utilized by the Supplier, the Parent Company or any Hudbay Group Entity or Sales Agent for the Transfer of Gold Deposit Payment Shares (whenever occurring), including, without limitation, the short selling of SW Shares.

“Sales Agent” means any bank, investment bank or any other financial or trading agent engaged by the Supplier, the Parent Company or any Hudbay Group Entity for the purposes of the Transfer of the Gold Deposit Payment Shares.

“Trading Day” means a day on which the U.S. Exchanges are open for trading.

“U.S. Exchanges” means the New York Stock Exchange, FINRA Alternative Display Facility, NYSE Arca, NASDAQ InterMarket, BATS and any other exchanges in the United States where SW Shares are traded.

“VWAP Price” means, for a given Trading Day during the VWAP Period, the volume weighted average trading price of Silver Wheaton Corp.’s SW Shares on the U.S. Exchanges for such Trading Day, as computed and reported by Bloomberg, rounded to the nearest four decimal places, provided that only trades on such Trading Day meeting the following criteria will be included in the calculation:

(i)                                     all trades of less than 10,000 SW Shares on any of the U.S. Exchanges; and

(ii)                                  all trades occurring during the period from 9:35:00 a.m. (Toronto time) through and until 3:55:00 p.m. (Toronto time) on each U.S. Exchange.

“VWAP Period” means the 10 Trading Days commencing on the first Trading Day after the Gold Deposit Payment Notification.

(b)                                 The following definition in Section 1.1, is hereby amended in its entirety and replaced with:

“Gold Deposit Closing Date” means the Gold Deposit Cash Closing Date or the Gold Deposit Shares Closing Date, as applicable.

(c)                                  The definition of “Gold Deposit Payment Shares” in Section 1.1 is hereby amended to replace the reference to “3.8(a)” therein with “3.8(d)(A)”.

(d)                                 Section 3.2(b) is hereby amended by deleting the following words:

“; provided that Silver Wheaton shall provide irrevocable written notice to the Supplier no later than 10 Business Days prior to the Gold Deposit Closing Date of its election to pay the Gold Deposit by delivering Gold Deposit Payment Shares or paying the Gold Deposit Cash Payment”.

(e)                                  The first sentence of Section 3.6 of the PMPA is hereby amended by deleting it in its entirety and replacing it with the following:

“Silver Wheaton shall in accordance with Section 3.8 pay the Gold Deposit to the Supplier after the satisfaction and fulfilment of each of the following conditions:”.

(f)                                   Section 3.8 of the PMPA is hereby deleted in its entirety and the following substituted therefor:

“3.8 Payment of the Gold Deposit

(a)         Not later than three Business Days following the date on which the Parties confirm that the conditions in Section 3.6 have been satisfied, Silver Wheaton shall provide written notification to the Supplier of its election to either: (a) make the Gold Deposit Cash Payment, or (ii) pay the Gold Deposit by issuing Gold Deposit Payment Shares (the “Gold Deposit Payment Notification”).

(b)         If Silver Wheaton elects to make the Gold Deposit Cash Payment, Silver Wheaton shall pay pursuant to Section 3.7(b)(i) the Gold Deposit to the Supplier no later than 7 Business Days after the Gold Deposit Payment Notification (the “Gold Deposit Cash Closing Date”).

(c)          Subject to Section 3.8(d), if Silver Wheaton elects to pay the Gold Deposit by issuing Gold Deposit Payment Shares, Silver Wheaton shall issue and deliver pursuant to Section 3.7(b)(i) the Gold Deposit Payment Shares on the second Business Day after the completion of the VWAP Period (the “Gold Deposit Shares Closing Date”).

(d)         In the event Silver Wheaton elects to pay the Gold Deposit by the issuance and delivery of the Gold Deposit Payment Shares, the following provisions shall apply:

(A)                     The number of SW Shares to be issued and delivered pursuant to Section 3.7(b)(i) as Gold Deposit Payment Shares shall be calculated as follows:

, rounded to the nearest whole number.

For purposes of the above calculation, “VWAP1” means the VWAP Price for the first Trading Day of the VWAP Period, “VWAP2” means the VWAP Price for the second Trading Day of the VWAP Period, and “VWAP10” means the VWAP Price for the tenth Trading Day of the VWAP Period.

(B)                   At the Gold Deposit Closing Date, the SW Shares to be issued by Silver Wheaton Corp. shall be:

(i)                                     issued as fully paid, non-assessable shares in the capital of Silver Wheaton Corp., free and clear of all Encumbrances;

(ii)                                  issued pursuant to an exemption from the prospectus requirements of the Securities Act (Ontario) such that the Supplier may rely on section 2.5 of National Instrument 45-102 — Resale of Securities of the Canadian Securities Administrators at the time of resale;

(iii)                               issued with the following restricted legend: “UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE GOLD DEPOSIT CLOSING DATE]; and

(iv)                              listed and posted for trading on the TSX and the New York Stock Exchange commencing on the Gold Deposit Closing Date.

(C)                               Prior to, and during the VWAP Period, the Supplier and the Parent Company hereby covenant and agree that, except as permitted by Section 6.5 of the PMPA, they shall not, and shall ensure that no Hudbay Group Entity, or any Sales Agent acting on behalf of any such entities does not disclose to any other Person that Silver Wheaton has elected to pay the Gold Deposit by the issuance and delivery of the Gold Deposit Payment Shares, or the existence of any Gold Deposit Payment Shares Transfer Strategy.

2.                                      Confirmations and Agreements. The provisions of the PMPA, as amended by the provisions hereof, are in full force and effect and are hereby confirmed and ratified, except that, on and after the date hereof, all references in the PMPA to “this Agreement”, “hereof”, “hereto” and “hereunder” and similar expressions referring to the PMPA shall mean and be a reference to the PMPA, as amended, and as further amended hereby.  Each of the Supplier and the Parent Company hereby confirms and agrees that (i) any pledges, charges, mortgages, debentures, security agreements or assignments granted by any Hudbay PMPA Entity in favour of Silver Wheaton shall continue to secure payment of all present and future indebtedness, liabilities and obligations owing by the Hudbay PMPA Entities to Silver Wheaton from time to time including, without limitation, any and all such indebtedness, liabilities and obligations arising pursuant to the PMPA as amended by this Agreement and (ii) any guarantee executed and delivered by a Hudbay PMPA Entity to and in favour of Silver Wheaton, pursuant to or in respect of the PMPA, which continues outstanding at the date hereof is hereby confirmed and ratified and shall continue to guarantee the Guaranteed Obligations.

3.                                      Miscellaneous.

(a)                                 Each of the parties hereto represents and warrants to each of the other parties hereto that it has taken all necessary action to authorize the creation, execution, delivery and performance of this Agreement and this Agreement has been duly executed by such party, as required, and when delivered, shall be a legal, valid and binding obligation of such party, enforceable in accordance with its terms and with the terms of the PMPA.

(b)                                 This Agreement is to be read together with and form part of and shall have the same effect as though incorporated in the PMPA for all purposes. Except as otherwise amended or altered by this Agreement, the provisions of the PMPA shall be and continue in full force and effect and are hereby confirmed.

(c)                                  In the case of any conflict between the terms and conditions of the PMPA and the terms or conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

(d)                                 This Agreement may be executed in any number of counterparts.  Each executed counterpart shall be deemed to be an original and all executed counterparts taken together shall constitute one agreement.  Each of the parties hereto may execute this Agreement by signing any such counterpart.

(e)                                  Time shall be of the essence in this Agreement.

(f)                                   This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The courts of the Province of Ontario shall have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

This Agreement shall be binding upon and enure to the benefit of the Parties.  This Agreement shall be binding upon any assigns and enure to the benefit of any permitted assigns under the PMPA.

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The parties have executed this Agreement as of the day and year first written above.

SILVER WHEATON (CAYMANS) LTD.

By:	(signed) “Nik Tatarkin”
	Name:	Nik Tatarkin
	Title:	President

HUDBAY (BVI) INC.

By:	(signed) “Cashel Aran Meagher”
	Name:	Cashel Aran Meagher
	Title:	President

HUDBAY MINERALS INC.

By:	(signed) “Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President and General Counsel